                                                                 File No. 69-299
                                                                          ------

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   Form U-3A-2

           STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE
            U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING
                               COMPANY ACT OF 1935

                      To be Filed Annually Prior to March 1


                               NWO RESOURCES, INC.

hereby files with the Securities and Exchange Commission, pursuant to Rule U-3A-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption the following information is submitted:

     1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

          See List of Companies (Attachment 1)

          NWO Resources, Inc. ("NWO") was organized to acquire shares of Ohio Gas Company on December 12, 1984; NWO was incorporated in Ohio and is located in Columbus, Ohio.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

          Ohio Gas Company's pipe line system serves the communities of Bryan, Edgerton, Edon, Montpelier, Pioneer, Stryker, West Unity in Williams County, Ohio; Archbold, Lyons, Metamora, Pettisville, Swanton, Wauseon, Fayette, Delta, in Fulton County, Ohio; Antwerp, Paulding, Payne in Paulding County, Ohio; Florida, Liberty Center, Napoleon, Okolona, Ridgeville Corners in Henry County, Ohio; Defiance, Hicksville, Jewell, Ney, Sherwood in Defiance County, Ohio; Neapolis, Whitehouse in Lucas County, Ohio and rural customers in these areas.

NWO RESOURCES, INC.
U-3A-2, File No. 69-299
                 ------
Page two


     2.   (Continued)

          Ohio Gas Company is both a distributor and transporter of natural gas. All natural gas is delivered to Ohio Gas Companys system by Panhandle Eastern Pipe Line Company and ANR Pipeline Company. Ohio Gas Companys transmission and distribution system consists of approximately 1,247 miles of mains (on a 3-inch main equivalent basis) serving, as of December 31, 1997, approximately 41,660 customers in northwest Ohio. Ohio Gas Company purchases gas for sale to customers from various suppliers and producers.

          Other companies referenced under item 1 have no properties.

     3. The following information is for the last calendar year with respect to claimant and each of the subsidiary public utility companies:

          (a) Number of kwh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

               Ohio Gas Company sold at retail 6,682,708 Mcf of natural gas during the last calendar year. In addition, 4,053,624 Mcf of gas was transported for industrial and commercial customers.

               Other companies referenced under item 1 -

                                      NONE

          (b) Number of Kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State which each such company is organized.

                                      NONE

          (c) Number of Kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                      NONE

          (d) Number of Kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                                      NONE

NWO RESOURCES, INC.
U-3A-2, File No. 69-299
                 ------
Page three


     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in a EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                                      NONE

          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                                      NONE

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; and any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                                      NONE

          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                                      NONE

          (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                      NONE

NWO RESOURCES, INC.
U-3A-2, File No. 69-299
                 ------
Page four


                                    Exhibit A
                                    ---------

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

NWO Resources and Subsidiaries - (Attachment 2)

Oceanic Exploration Company (a 49.97% owned investee of International Hydrocarbons) and its subsidiaries - (Attachment 3)


                                    Exhibit B
                                    ---------

             Total Assets                                  68,723,545
             Total Operating Revenue                       41,786,635
             Net Income                                     3,623,298


                                    Exhibit C
                                    ---------

Not Applicable


--------------------------------------------------------------------------------


The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 27th day of February, 1998.

                                                     NWO Resources, Inc.

                                                     By: /s/John E. Jones
                                                        ------------------------
                                                             John E. Jones
                                                             Secretary/Treasurer
Witness: /s/Joyce E. Knighton
        ------------------------

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                               Mr. Samuel Randazzo
                               21 East State Street, Suite 910
                               Columbus, Ohio 43215

                                                                    ATTACHMENT 1

                               NWO Resources, Inc.
                                List of Companies

SUBSIDIARIES:
-------------

Ohio Gas Company                                Ohio Corporation
200 West High Street                            Natural Gas Distributor
Bryan, Ohio  43506                              E.I.N. 34-4320120


Ohio Northwest Development, Inc.                Ohio Corporation
200 West High Street                            Propane Storage Facility
Bryan, Ohio  43506                              E.I.N. 34-1041621


International Hydrocarbons                      Wyoming Corporation
P.O. Box 467                                    Investment Corporation
Cheyenne, Wyoming  82003                        E.I.N. 83-0275908



INVESTEES (MORE THAN 10% BUT LESS THAN 50% OWNERSHIP):
---------

Oceanic Exploration Company                     Delaware Corporation
5000 South Quebec, Suite 450                    Oil and Gas Exploration/Leasing
Denver, Colorado  80237                         E.I.N. 84-0591071


Oceanic International Properties*               Colorado Corporation
5000 South Quebec, Suite 450                    Oil and Gas Exploration/Leasing
Denver, Colorado  80237                         E.I.N. 84-0742419


Oceanic Atlantic Resources*                     U.K. Corporation
  (North Sea) Limited                           Oil and Gas Exploration/Leasing
% Oceanic Exploration Company                   E.I.N.  None
5000 South Quebec, Suite 450
Denver, Colorado  80237


* 100% owned subsidiary of Oceanic Exploration Company.

                                                                    Attachment 2
                               NWO RESOURCES, INC.
                           CONSOLIDATING BALANCE SHEET
                                December 31, 1997

                                        NWO                    Ohio Northwest
                                     Resources      Ohio Gas    Development,   International  Consolidating
ASSETS                                  Inc.        Company         Inc.        Hydrocarbon      entries         Consolidated
                                    -----------------------------------------------------------------------      ------------
PROPERTY, PLANT AND EQUIPMENT
  Gas utility plant and equipment   $        --  $ 56,577,256   $        --        $ --       $    490,266 (3)   $57,067,522
    Less accumulated depreciation
      and amortization                       --   (26,081,000)           --          --           (212,264)(3)   (26,293,264)


  Non-utility plant and equipment            --            --     3,656,827          --                 --         3,656,827
    Less accumulated depreciation
       and amortization                      --            --    (2,678,826)         --                 --        (2,678,826)
                                    -----------------------------------------------------------------------      -----------
                                             --    30,496,256       978,001          --            278,002        31,752,259
                                    -----------------------------------------------------------------------      -----------

CURRENT ASSETS
  Cash and investments                   54,148       841,588       667,094         983                 --         1,563,813
  Accounts receivable less
    allowance of $ 106,018              671,990     6,255,854            31          --           (500,543)(1)     6,427,332
  Unbilled revenues                          --     2,477,236            --          --                 --         2,477,236
  Notes receivable affiliates           930,000            --            --          --                 --           930,000
  Deferred gas costs                         --     1,829,260            --          --                 --         1,829,260
  Materials and supplies                     --       519,246            --          --                 --           519,246
  Gas in storage                             --     6,388,834            --          --                 --         6,388,834
  Prepaid gross receipts taxes               --            --            --          --                 --                --
  Prepayments and other                      --     2,344,014        15,320          --                 --         2,359,334
                                    -----------------------------------------------------------------------      -----------
                                      1,656,138    20,656,032       682,445         983           (500,543)       22,495,055
                                    -----------------------------------------------------------------------      -----------

OTHER ASSETS
  Investments                         7,000,000            --            --          --                 --         7,000,000
  Investment in Ohio Northwest Dev.          --        66,000            --          --            (66,000)(2)            --
  Investment in Ohio Gas Company     33,199,634            --            --          --        (33,199,634)(2)            --
  Investment in Int'l Hydrocarbons        2,787            --            --          --             (2,787)(2)            --
  Regulatory asset                           --       259,083            --          --                 --           259,083
  Notes receivable and other          7,286,442       (69,294)           --          --                 --         7,217,148
                                    -----------------------------------------------------------------------      -----------
                                     47,488,863       255,789            --          --        (33,268,421)       14,476,231
                                    -----------------------------------------------------------------------      -----------

                                    $49,145,001  $ 51,408,077   $ 1,660,446        $983       $(33,490,962)      $68,723,545
                                    =======================================================================      ===========

                                                                    Attachment 2
                               NWO RESOURCES, INC.
                           CONSOLIDATING BALANCE SHEET
                                December 31, 1997

                                          NWO                    Ohio Northwest
CAPITALIZATION                         Resources      Ohio Gas    Development,    International   Consolidating
  AND LIABILITIES                         Inc.        Company         Inc.         Hydrocarbon       entries         Consolidated
                                      -------------------------------------------------------------------------      ------------
CAPITALIZATION
  Preferred stock                     $23,000,000   $        --    $       --      $        --    $         --       $23,000,000
  Common Stock                             56,000    12,354,750        66,000        5,102,000     (17,522,750)(2)        56,000
  Additional paid-in capital              645,000            --            --          325,000        (325,000)(2)       645,000
  Retained earnings (deficit)          21,060,597    19,308,626     1,258,256       (5,424,213)      5,424,213 (2)    21,060,597
                                                                                                   (20,844,884)(2)
                                                                                                       490,266 (3)
                                                                                                      (212,264)(3)
                                      -------------------------------------------------------------------------      -----------

                                       44,761,597    31,663,376     1,324,256            2,787     (32,990,419)       44,761,597
                                      -------------------------------------------------------------------------      -----------

LONG-TERM DEBT                          4,150,000            --            --               --              --         4,150,000


CURRENT LIABILITIES
  Accounts payable                         75,595     5,561,356        11,159               --         (19,303)(1)     5,628,807
  Line of credit                               --     4,000,000            --               --              --         4,000,000
  Accrued taxes                           312,242     4,004,677       100,902           (1,804)       (481,240)(1)     3,934,777
  Rate refunds due customers                   --            --            --               --              --                --
  Advance recovery of gas costs                --            --            --               --              --                --
  Other current liabilities                20,188     1,280,928        14,421               --              --         1,315,537
                                      -------------------------------------------------------------------------      -----------

                                          408,025    14,846,961       126,482           (1,804)       (500,543)       14,879,121
                                      -------------------------------------------------------------------------      -----------

DEFERRED CREDITS
   AND OTHER LIABILITIES
  Federal income taxes                   (174,621)    2,147,109       209,708               --              --         2,182,196
  Investment tax credits                       --       632,595            --               --              --           632,595
  Regulatory obligations                       --     1,126,864            --               --              --         1,126,864
  Customer advances for construction           --       991,172            --               --              --           991,172
                                      -------------------------------------------------------------------------      -----------

                                         (174,621)    4,897,740       209,708               --              --         4,932,827
                                      -------------------------------------------------------------------------      -----------

                                      $49,145,001   $51,408,077    $1,660,446      $       983    $(33,490,962)      $68,723,545
                                      =========================================================================      ===========

Consolidating and eliminating entries
  (1) To eliminate intercompany taxes, interest, management fees and loans
  (2) To eliminate intercompany equity and investments in subsidiaries
  (3) To amortize excess of purchase price over net assets of Ohio Gas Company

                                                                    Attachment 2
                               NWO RESOURCES, INC.
                      CONSOLIDATING STATEMENT OF OPERATIONS
                  For the Twelve Months Ended December 31, 1997

                                      NWO                      Ohio Northwest
                                   Resources       Ohio Gas     Development,    International   Consolidating
                                      Inc.         Company          Inc.         Hydrocarbon       entries          Consolidated
                                  ---------------------------------------------------------------------------       ------------
OPERATING REVENUES                $        --    $40,638,885     $1,147,750         $ --        $         --        $41,786,635

OPERATING EXPENSES
  Cost of gas                              --     22,474,560             --           --                  --         22,474,560
  Utility operations                       --      5,161,291        362,397           --             (60,000)(1)      5,463,688
  Maintenance                              --        733,940         76,979           --                  --            810,919
  Depreciation and amortization         3,195      1,774,208         77,948           --              16,342 (3)      1,871,693
  General and administrative        1,822,704             --             --          116                  --          1,822,820
  Other taxes                          39,706      4,013,796         70,036           --                  --          4,123,538
  Current Federal tax (benefit)      (481,458)     1,391,206        175,291          (39)                 --          1,085,000
  Deferred Federal tax                 82,798        825,121         16,081           --                  --            924,000
                                  ---------------------------------------------------------------------------       -----------

                                    1,466,945     36,374,122        778,732           77             (43,658)        38,576,218
                                  ---------------------------------------------------------------------------       -----------

       Operating income (loss)     (1,466,945)     4,264,763        369,018          (77)             43,658          3,210,417


OTHER INCOME (DEDUCTIONS)
  Income of subsidiaries            4,453,330             --             --           --          (4,453,330)(2)             --
  Interest income                     833,056         47,206             --           --                  --            880,262
  Interest expense                   (443,658)      (222,950)            --           --                  --           (666,608)
  Other                               247,515        (10,501)        22,213           --             (60,000)(1)        199,227
                                  ---------------------------------------------------------------------------       -----------

                                    5,090,243       (186,245)        22,213           --          (4,513,330)           412,881
                                  ---------------------------------------------------------------------------       -----------


NET INCOME (LOSS)                 $ 3,623,298    $ 4,078,518     $  391,231         $(77)        $(4,469,672)       $ 3,623,298
                                  ===========================================================================       ===========

Consolidating and eliminating entries
  (1) To eliminate intercompany taxes, interest, management fees and loans
  (2) To eliminate intercompany equity and investments in subsidiaries
  (3) To amortize excess of purchase price over net assets of Ohio Gas Company

                                                                    Attachment 3
                           OCEANIC EXPLORATION COMPANY
                           Consolidating Balance Sheet
                                December 31,1997

                                            Oceanic        Oceanic          Oceanic
                                          Exploration      Atlantic        Internat'l
                                            Company        Resources       Properties     Elimination's     Consolidated
                                         -------------------------------------------------------------------------------
Assets:
  Cash and cash equivalents              $     68,844      $      --      $    39,929      $        --      $    108,773
  Receivables                                      --             --            7,804               --             7,804
  Prepaid Expenses                                 --             --            1,982               --             1,982
                                         -------------------------------------------------------------------------------
                                               68,844             --           49,715               --           118,559
                                         -------------------------------------------------------------------------------

Oil and gas property interests,
  full cost method:
  Greece                                   39,000,000             --               --               --        39,000,000
  Accumulated depletion                   (38,456,565)            --               --               --       (38,456,565)
                                         -------------------------------------------------------------------------------
                                              543,435             --               --               --           543,435
                                         -------------------------------------------------------------------------------

Other assets:
  Investment in subsidiaries                   14,304             --               --          (14,304)               --
  Intercompany receivable                   2,770,389             --               --       (2,770,389)               --
  Other                                            --             --            2,720               --             2,720
                                         -------------------------------------------------------------------------------
                                            2,784,693             --            2,720       (2,784,693)            2,720
                                         -------------------------------------------------------------------------------

                                         $  3,396,972      $      --      $    52,435      $(2,784,693)     $    664,714
                                         ===============================================================================

Liabilities and Stockholders Equity:
  Notes Payable - affiliates             $         --      $      --      $ 3,563,025      $(2,770,389)     $    792,636
  Accounts payable                             34,870          3,141          165,010      $        --           203,021
  Accounts payable - affiliates                    --             --           60,000      $        --            60,000
  Accrued interest                                 --        231,837              182      $        --           232,019
  United Kingdom taxes payable                     --        234,252                       $        --           234,252
  Other accrued expenses                           --             --          101,772      $        --           101,772
                                         -------------------------------------------------------------------------------
                                               34,870        469,230        3,889,989       (2,770,389)        1,623,700
                                         -------------------------------------------------------------------------------

Intercompany payable, net                    (977,870)      (683,534)       1,661,404               --                --
Deferred Income taxes                         512,837             --               --      $        --           512,837
                                         -------------------------------------------------------------------------------
                                             (465,033)      (683,534)       1,661,404               --           512,837
                                         -------------------------------------------------------------------------------

Stockholders Equity:
  Common stock                                619,559            100              100      $        --           619,759
  Capital in excess of par value              155,696             --               --      $        --           155,696
  Retained earnings (deficit)               3,051,880        214,204       (5,499,058)         (14,304)       (2,247,278)
                                         -------------------------------------------------------------------------------
                                            3,827,135        214,304       (5,498,958)         (14,304)       (1,471,823)
                                         -------------------------------------------------------------------------------

                                         $  3,396,972      $      --      $    52,435      $(2,784,693)     $    664,714
                                         ===============================================================================

                                                                    Attachment 3

                           OCEANIC EXPLORATION COMPANY
                         Consolidating Income Statement
                  For the Twelve Months Ended December 31, 1997

                                    Oceanic       Oceanic        Oceanic
                                  Exploration     Atlantic      Internat'l
                                    Company      Resources      Properties   Elimination's     Consolidated
                                  -------------------------------------------------------------------------
Revenues:
  Oil and gas sales-Greece         $ 627,070      $     --      $      --        $ --           $  627,070
  Interest income and other            2,929         6,060        311,368          --              320,357
                                   -----------------------------------------------------------------------
                                     629,999         6,060        311,368          --              947,427
                                   -----------------------------------------------------------------------

Costs and expenses:
  Interest and financing costs            --        20,438         71,504        $ --               91,942
  Exploration expenses                    18            --         29,842        $ --               29,860
  Depletion, depreciation,
    and amortization                 288,543            --             --        $ --              288,543
  General and administrative           7,809       (19,154)       606,150        $ --              594,805
                                   -----------------------------------------------------------------------
                                     296,370         1,284        707,496          --            1,005,150
                                   -----------------------------------------------------------------------


Income before income taxes           333,629         4,776       (396,128)         --              (57,723)

Provision for income taxes          (155,726)     $     --      $      --        $ --             (155,726)
                                   -----------------------------------------------------------------------
Net income (loss)                  $ 177,903      $  4,776      $(396,128)       $ --           $ (213,449)
                                   =======================================================================